Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended March 31, 2014	Year ended December 31, 2013
Earnings before income taxes	$161	$689
Undistributed equity in (earnings) losses of investees	(6)	—
Losses of managed investment entities attributable to noncontrolling interest	—	26
Fixed charges:
Interest on annuities	168	531
Interest expense	18	71
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	5	19
EARNINGS	$346	$1,337

Fixed charges:
Interest on annuities	$168	$531
Interest expense	18	71
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	5	19
FIXED CHARGES	$191	$622

Ratio of Earnings to Fixed Charges	1.81	2.15

Earnings in Excess of Fixed Charges	$155	$715

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